Issuer Free Writing Prospectus dated June 30, 2020

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated June 29, 2020

Registration Statement No. 333-239531

This free writing prospectus relates to the Class A common shares of XP Inc. (“XP” or the “Company”) and should be read together with the preliminary prospectus dated June 29, 2020 (the “Preliminary Prospectus”), included in the Registration Statement (“Registration Statement”) on Form F-1 (File No. 333-239531) relating to the offering of such securities. Registration Statement may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1787425/000119312520182317/d948767df1.htm. This free writing prospectus supplements and updates the information contained in the Preliminary Prospectus. You should read the Preliminary Prospectus carefully, including the section entitled “Risk Factors,” before deciding to invest in such securities.

XP INC. ACQUIRES STAKE IN FINTECH ANTECIPA

ENTERING THE RECEIVABLES FINANCING MARKET

São Paulo, Brazil, June 30, 2020 – XP Inc. (Nasdaq: XP), a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, announced the acquisition of a majority stake in Antecipa. Created as a digital platform for the financing of receivables, Antecipa's central objective is to offer an efficient alternative for companies to optimize cash flow management. For XP Inc., the acquisition represents an opportunity to further expand its product range and reinforce the company’s presence in the Small to Medium Enterprise (SME) and corporate segments in Brazil, similar to XP’s transformational initiatives across the Retail, High-Income and Private Market channels.

Antecipa's founders will maintain independence in managing the business, and leverage XP’s structure, financial strength and, mainly, the company’s customer base to accelerate growth across the platform.

Through its platform, Antecipa integrates buyers and suppliers, enabling credit transactions between companies without a bank serving as an intermediary, thereby removing the banking spread and minimizing related costs. The company dynamically determines the discount rate for each transaction, minimizing inefficiencies of current systems. Hence, through proprietary algorithms, the platform focuses on optimizing cash flows by seeking a fair price for each transaction and an agile and intelligent process for the disbursement of resources to suppliers.

Although Antecipa operates in a market with existing providers, there remains a series of inefficiencies that can be minimized. According to Bruno Constantino, XP Inc.’s CFO, entering this segment at a time when companies need to optimize cost structures and support suppliers, presents an important opportunity for XP to collaborate with partners to drive a quicker economic recovery. “Historically, the largest financial institutions have maintained the balance of power with companies in this market. We aim to reduce concentration by promoting a more agile, transparent and innovative alternative for our customers. Together with Antecipa, we intend to leverage our expertise to combine different financing alternatives for companies to optimize cash management, and at the same time accelerate the development of the Brazilian capital markets, bringing more products through our ecosystem.”

“Supply chain financing has traditionally been offered by banks in Brazil, but often in combination with other less-attractive types of financing. Our decision to partner with XP aligns with our client-centric approach.

Antecipa's digital platform is focused on optimizing cash cycles across production chains. With XP’s support, structure and credibility we believe we can maximize our growth prospects,” commented Camilo Telles, partner at Antecipa.

“When we invested in Antecipa, we were confident that with its innovative model and an experienced entrepreneurial management the company would be able to transform the receivables financing market in Brazil. XP’s acquisition reinforces the investment thesis and provides Antecipa with additional growth opportunities,” said Rodrigo Baer, partner at Redpoint eventures, which participated in Antecipa’s initial financing round.

The completion of the transaction is subject to compliance with certain condition precedents, including prior authorization from the Central Bank of Brazil, under the terms of the applicable regulations.

Free Writing Prospectus Legend

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from: XP Investimentos, Tower 45, 55 West 46th Street, 30th Floor, New York, New York 10036; Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; or J.P. Morgan, c/o Broadridge Financial Solutions, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204.

You may also access the Company’s preliminary prospectus dated June 29, 2020 included in the Company’s registration statement on Form F-1 through the following link: https://www.sec.gov/Archives/edgar/data/1787425/000119312520182317/d948767df1.htm. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 600 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Carlos Lazar, Head of Investor Relations	Investor Contact: ir@xpi.com.br
André Martins, Investor Relations Specialist	IR Website: investors.xpinc.com

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